



82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	ITC Limited
Date of reporting :	31st March, 2005
Name of Stock Exchanges where shares of reporting company are listed. **KOLKATA, MUMBAI AND NATIONAL STOCK EXCHANGE.**	

(I) Information about persons holding more than 15% shares or voting rights

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in number and %) of persons mentioned at (I) as informed u/r 8(1) to target company					
Names	As on March 31, 2005 (Current year)	As on March 31, 2004 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd.	6,61,85,496 (26.66%)*	6,61,85,496 (26.73%)	NIL (0.07)*	–	–	–
TOTAL (I)	**6,61,85,496 (26.66%)***	**6,61,85,496 (26.73%)**	**NIL (0.07)***	–	–	–





ITC Limited

(II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him						
Name of promoter(s) / person(s) having control / persons acting in concert	Shareholding / voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
Names	NOT APPLICABLE					
	As on March 31, 2005 (Current year)	As on March 31, 2004 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
N.A.	-	-	-	-	-	-
TOTAL (II)	NIL	NIL	NIL	_	_	_
GRAND TOTAL (I+II)	6,61,85,496 (26.66%)*	6,61,85,496 (26.73%)	NIL (0.07)*	_	_	_

*   Consequent to issue and allotment of 5,42,478 Ordinary Shares of Rs.10/- each under the Company's Employee Stock Option Scheme, the shareholding of Tobacco Manufacturers (India) Ltd. (TMI), in % terms, has come down to 26.66% (from 26.73%), although there has not been any change in the number of shares held by TMI.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Place : Kolkata
Date : 20th April, 2005

cc: Securities Exchange Commission
     Division of Corporate Finance
     Office of International Corporate Finance
     Mail Stop 3-9
     450 Fifth Street
     Washington DC 20549
     U.S.A.

cc: Societe de la Bourse de Luxembourg
     11 Avenue de la Porte - Neuve
     L-2227 Luxembourg